Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

MINERAL RESERVES AND RESOURCES UPDATED FOR THE CANADIAN MALARTIC MINE FOLLOWING COMPLETION OF THE OSISKO ACQUISITION

Toronto (August 13, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) released updated mineral reserves and resources for its 50%-owned Canadian Malartic mine.  Agnico Eagle and Yamana Gold Inc (“Yamana”) each acquired a 50% interest in the mine as part of the joint acquisition of Osisko Mining Corporation (“Osisko”), that was completed on June 16, 2014.  The mine is operated by the Canadian Malartic GP under a joint management committee.

The mineral reserves and resources set out in this news release reflect the aggregate of Agnico Eagle and Yamana’s 50% interests in the Canadian Malartic mine. Highlights on the updated Canadian Malartic mine mineral reserve and resource are as follows:

•                  Proven and probable in-pit mineral reserves are 8.9 million ounces of gold based on a US$1,300 per ounce engineered pit design, a cut-off grade between 0.28 g/t and 0.35 g/t gold, and C$/US$ exchange rate of 1.10.

•                  The addition of the 5% royalty payable to Osisko Gold Royalties Ltd. (OR:TSX) increased the highest cut-off grade to approximately 0.35 g/t gold from 0.33 g/t gold.  This represents a decrease of about 60,000 ounces to the reserve base from previous estimates published by Osisko.

•                  A $100 per ounce decline in the gold price would reduce the reserves by approximately 3.3% or 310,000 ounces.

Further details on the updated reserves and resources are set out in the tables below.

Canadian Malartic mine mineral reserves and resources as of June 15, 2014

Category - Reserves	Gold grade (g/t)	Gold (oz) (million)	Tonnes (million)
Proven Reserves	0.91	1.69	57.6
Probable Reserves	1.10	7.26	205.6
Total Proven & Probable Reserves	1.06	8.94	263.2

Category — Global Resources (Including Reserves)	Gold grade (g/t)	Gold (oz) (million)	Tonnes (million)
Measured Resources	0.98	1.79	56.8
Indicated Resources	1.09	8.97	254.9
Stockpiles (classified as Measured)	0.51	0.04	2.5
Total Measured & Indicated Resources (including reserves)	1.07	10.80	314.2
Inferred Resources	0.77	1.14	46.5

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest million, so aggregate amounts may differ from column totals.  Mineral reserves are a subset of mineral resources. The assumptions used for the June 15, 2014 mineral reserves and resources estimates at the Canadian Malartic mine reported by Agnico Eagle in the above tables were $1,300 per ounce gold , a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit) and a C$/US$ exchange rate of 1.10.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at August 13, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: statements regarding estimates of mineral reserves and resources.  Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, and mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; ownership disputes as well as potential disputes with respect to joint venture terms; cost of exploration and development programs; mining risks; community protests;  governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. The material factors and assumptions used in the preparation of the forward-looking statements and information contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term “inferred resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico Eagle reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are generally similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current lower commodity price environment, Agnico Eagle and Yamana Gold have decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserve and resource estimates for the Canadian Malartic mine as of June 15,

2014 are $1,300 per ounce gold, a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit), and a C$/US$ exchange rate of 1.10.

The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the anticipated level of recovery will be realized. The mineral reserves presented in this disclosure are a subset of the mineral resources.

The effective date for the Canadian Malartic mineral resource and reserve estimates in this news release is June 16, 2014. Other important operating information can be found in Agnico Eagle’s AIF and Form 40-F.

Additional information about the Canadian Malartic mine that is required by NI 43-101 sections 3.2 and 3.3 and paragraphs 3.4 (a), (c), and (d) can be found in the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property filed with Canadian Securities Regulators on SEDAR on the date hereof.

The scientific and technical information regarding the reserves and resources estimates set out in this news release has been approved by Daniel Doucet, Corporate Director, Reserve Development for Agnico Eagle.  Mr. Doucet is a P.Eng. with the Ordre ingenieurs du Quebec, and is a “qualified person” as defined by NI 43-101.